Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

	Nine Months Ended September 30, 2003	Three Months Ended December 31, 2002
	(millions)

Operating Revenue	$4,244	$1,126

Operating Expenses	3,076	873

Income from operations	1,168	253

Other income	57	2

Interest and related charges	208	71

Income before income taxes	1,017	184

Income taxes	377	55

Income before cumulative effect of changes in accounting principle	640	129

Cumulative effect of changes in accounting principle (net of income taxes of $51)	84	-

Net income	724	129
Preferred dividends	12	2
Balance available for common stock	$ 712	$ 127

The condensed consolidated earnings statement for the nine months ended September 30, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the three months ended December 31, 2002, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the nine months ended September 30, 2003, under generally accepted accounting principles.